charles SCHWAB

Large Blend

Schwab S&P 500 Portfolio

Large-Cap

For the year ended December 31, 2003

Inception Date: November 1, 1996

Management's Discussion for the year ended December 31, 2003



Geri Hom, a vice president and senior portfolio manager of the investment adviser, has overall responsibility for the management of the portfolio. Prior to joining the firm in 1995, she worked for nearly 15 years in equity management.

The Economy and the Market

During 2003, the U.S. economy began to gather strength, especially during the second half of the year. In the months before the war in Iraq (which began in March 2003), the economy remained in a holding pattern, as businesses and investors adopted a wait-and-see stance. Once the combat phase drew to an end, America began to pay more attention to the economy, which by year-end appeared to be recovering.

Seeking additional protection against the risk of deflation, the Federal Reserve (the Fed) cut short-term interest rates by 0.25% in June. This brought the Fed funds target rate to a 45-year low of 1.00%. Consumer spending held up strongly throughout the economic downturn, bolstered in part by unprecedented activity in mortgage refinancing (as individuals took advantage of the opportunity to refinance at historically low rates). During the period, we also saw business capital spending show signs of life after declining for the past few years.

Stock prices rose significantly over the period, even as skepticism lingered about the quality of the rally. After more than two years of generally negative performance, U.S. equity markets reached an apparent bottom during the report period, then rose strongly, ending the period with significant gains. During the report period, the Nasdaq Composite Index rose more than 50%, while the S&P 500® Index rose nearly 29%.

One striking feature of the overall U.S. stock market during the report period is that stocks with more speculative characteristics tended to perform better than stocks with more demonstrable quality. For example, companies with low earnings or dividends generally outperformed companies with higher earnings or dividends. This held true for other measures of quality as well, such as debt to equity: those with higher levels of debt performed better than companies with lower levels of debt. Consistent with this trend, small-cap stocks (which tend to be more speculative) performed well during the period, and microcap stocks performed even better. Large-cap stocks lagged both groups, but still performed well.

Despite the dividend tax cut, dividend stocks underperformed the overall market during the period. Congress passed the tax cut during the period as part of the government's economic stimulus efforts. The cut reduced the double taxation of corporate dividends, thus lowering the cost of capital and encouraging investment. Since companies that pay dividends are generally more established and less speculative, we see the underperformance of these stocks as being part of the larger market trend mentioned earlier.

Although factors such as job growth remained weak, improvements in other areas of the economic picture encouraged optimism among stock investors.

As of the end of the report period, neither deflation nor inflation appeared to be immediate risks. In our view, the main questions facing the market were largely the same: how strong is the economy, when might inflation return, and when might the Fed start tightening short-term rates?

The Portfolio

The portfolio posted double-digit total returns for the report period, and met the goal of tracking its benchmark index. Fourth-quarter earnings were 60% above consensus estimates for the 54% of the companies in the S&P 500® Index that had reported their fourth-quarter earnings by the time this report was written. Information technology, which had been especially hard-hit in recent years, led all sectors in the S&P 500 during the period with a notable 47% total return. Even the weakest sector, telecom services, was up 7%.

Past performance does not indicate future results.

All portfolio and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The portfolio's share price and principal values change and when you sell your shares they may be worth more or less than what you paid for them.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Portfolio returns do not reflect the additional fees and expenses imposed by the insurance company under the variable insurance product contract.

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

■ 1.03% **Three-Month U.S. Treasury Bills (T-Bills):** measures short-term U.S. Treasury obligations

■ 4.10% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market

■ 28.68% **S&P 500 Index:** measures U.S. large-cap stocks

■ 47.25% **Russell 2000® Index:** measures U.S. small-cap stocks

□ 38.59% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Remember that past performance is not an indication of future results.

Data source: Charles Schwab & Co., Inc.

Schwab S&P 500 Portfolio

Performance as of 12/31/03

Average Annual Total Returns[1,2,3]

This bar chart compares performance of the portfolio with its benchmark and Morningstar category.

- ■ **Portfolio**
- ■ Benchmark: **S&P 500® Index**
- ■ Fund Category: **Morningstar Large-Cap Blend**



	1 Year	5 Years	Since Inception: 11/1/96
Portfolio	28.22%	-0.93%	7.72%
Benchmark	28.68%	-0.57%	8.21%
Fund Category	25.62%	-2.13%	n/a

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the portfolio, compared with a similar investment in its benchmark.

- ■ $17,042 **Portfolio**
- ■ $17,609 **S&P 500 Index**



All portfolio and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The portfolio's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower. Portfolio returns do not reflect the additional fees and expenses imposed by the insurance company under the variable insurance product contract. If those contract fees and expenses were included, the returns would be less than those shown. Please refer to the variable insurance product prospectus for a complete listing of these expenses.

[2] Standard & Poor's®, S&P®, S&P 500®, Standard & Poor's 500® and 500® are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the portfolio. The portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the portfolio.

[3] Source for category information: Morningstar, Inc.

Portfolio Facts as of 12/31/03

Fund Category[1]

Investment Style



Statistics

Number of Holdings	502
Weighted Average Market Cap ($ x 1,000,000)	$90,261
Price/Earnings Ratio (P/E)	23.5
Price/Book Ratio (P/B)	3.4
Portfolio Turnover Rate	2%

Top Holdings[2]

Security	% of Net Assets
❶ **General Electric Co.**	2.9%
❷ **Microsoft Corp.**	2.8%
❸ **Pfizer, Inc.**	2.6%
❹ **Exxon Mobil Corp.**	2.5%
❺ **Citigroup, Inc.**	2.4%
❻ **Wal-Mart Stores, Inc.**	2.2%
❼ **Intel Corp.**	2.0%
❽ **American International Group, Inc.**	1.6%
❾ **Cisco Systems, Inc.**	1.6%
❿ **International Business Machines Corp.**	1.5%
Total	**22.1%**

Sector Weightings % of Portfolio

This chart shows the portfolio's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



30.0%	**Consumer Non-Durables**
20.0%	**Finance**
19.3%	**Technology**
6.9%	**Materials & Services**
5.9%	**Utilities**
5.7%	**Energy**
5.2%	**Transportation**
1.6%	**Capital Goods**
1.6%	**Consumer Durables**
3.8%	**Other**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the portfolio based on a ten-factor model for value and growth characteristics. The portfolio's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the portfolio as of 12/31/03, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] This list is not a recommendation of any security by the investment adviser.

Schwab S&P 500 Portfolio

Financial Statements

Financial Highlights

	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00	1/1/99–12/31/99
Per-Share Data ($)					
Net asset value at beginning of period	12.66	16.54	19.02	21.26	17.78
Income or loss from investment operations:					
Net investment income	0.17	0.19	0.15	0.18	0.16
Net realized and unrealized gains or losses	3.40	(3.90)	(2.46)	(2.17)	3.47
Total income or loss from investment operations	3.57	(3.71)	(2.31)	(1.99)	3.63
Less distributions:					
Dividends from net investment income	(0.17)	(0.17)	(0.17)	(0.19)	(0.14)
Distributions from net realized gains	–	–	–	(0.06)	(0.01)
Total distributions	(0.17)	(0.17)	(0.17)	(0.25)	(0.15)
Net asset value at end of period	16.06	12.66	16.54	19.02	21.26
Total return (%)	28.22	(22.43)	(12.16)	(9.34)	20.47
Ratios/Supplemental Data (%)					
Ratio of average net assets:					
Net operating expenses	0.28	0.28	0.28	0.29[1]	0.28
Gross operating expenses	0.32	0.35	0.33	0.31	0.34
Net investment income	1.50	1.33	1.09	0.99	1.14
Portfolio turnover rate	2	11	5	10	7
Net assets, end of period ($ x 1,000,000)	146	98	128	126	130

[1] Would have been 0.28% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of December 31, 2003.

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ Collateral for open futures contracts

❙ Issuer is related to the fund's adviser

◗ Security is valued at fair value (see Accounting Policies)

Holdings by Category	Cost ($ x 1,000)	Market Value ($ x 1,000)
96.5% Common Stock	128,741	140,974
3.6% Short-Term Investment	5,271	5,271
0.2% U.S. Treasury Obligation	324	324
100.3% Total Investments	134,336	146,569
12.5% Collateral Invested for Securities on Loan	18,173	18,173
(12.8)% Other Assets and Liabilities, Net		(18,672)
100.0% Total Net Assets		146,070

Security and Number of Shares	Mkt. Value ($ x 1,000)

Common Stock 96.5% of net assets

Aerospace / Defense 1.7%

The Boeing Co. 11,596	489
Crane Co. 700	22
General Dynamics Corp. 2,800	253
Goodrich Corp. 1,500	45
Lockheed Martin Corp. 6,100	314
Northrop Grumman Corp. 2,657	254
Raytheon Co. 5,600	168
Rockwell Automation, Inc. 2,500	89
Rockwell Collins, Inc. 2,300	69
Textron, Inc. 1,900	108
United Technologies Corp. 6,600	625
	2,436

Security and Number of Shares	Mkt. Value ($ x 1,000)

Air Transportation 1.1%

Delta Air Lines, Inc. 1,400	16
FedEx Corp. 4,220	285
Sabre Holdings Corp. 1,883	41
Southwest Airlines Co. 10,518	170
United Parcel Service, Inc., Class B 15,545	1,159
	1,671

Alcoholic Beverages 0.5%

Adolph Coors Co., Class B 600	34
Anheuser-Busch Cos., Inc. 11,200	590
Brown-Forman Corp., Class B 902	84
	708

Apparel 0.3%

Jones Apparel Group, Inc. 1,600	56
Liz Claiborne, Inc. 1,400	50
Nike, Inc., Class B 3,600	246
Reebok International Ltd. 800	31
VF Corp. 1,400	61
	444

Automotive Products / Motor Vehicles 1.1%

Cooper Tire & Rubber Co. 1,000	21
Cummins, Inc. 500	24
Dana Corp. 1,878	34
Danaher Corp. 2,200	202
Delphi Corp. 7,563	77
Eaton Corp. 1,100	119
Ford Motor Co. 25,052	401
General Motors Corp. 7,600	406
Genuine Parts Co. 2,300	76
• Goodyear Tire & Rubber Co. 1,900	15
Harley-Davidson, Inc. 4,200	200
• Navistar International Corp. 1,000	48
Visteon Corp. 1,584	17
	1,640

Banks 7.4%

AmSouth Bancorp. 4,750	116
Bank of America Corp. 20,412	1,642
The Bank of New York Co., Inc. 10,700	354
Bank One Corp. 15,306	698
BB&T Corp. 7,400	286
Comerica, Inc. 2,350	132
Fifth Third Bancorp 7,805	461

Security and Number of Shares		Mkt. Value ($ x 1,000)
First Tennessee National Corp.	1,700	75
FleetBoston Financial Corp.	14,491	632
Huntington Bancshares, Inc.	2,956	66
J.P. Morgan Chase & Co.	28,010	1,029
KeyCorp, Inc.	5,700	167
Marshall & Ilsley Corp.	3,078	118
Mellon Financial Corp.	5,800	186
National City Corp.	8,400	285
North Fork Bancorp., Inc.	2,000	81
Northern Trust Corp.	3,100	144
PNC Financial Services Group, Inc.	3,800	208
Regions Financial Corp.	3,100	115
SouthTrust Corp.	4,500	147
State Street Corp.	4,600	240
SunTrust Banks, Inc.	3,800	272
Synovus Financial Corp.	4,100	119
▸ U.S. Bancorp	26,330	773
Union Planters Corp.	2,600	82
Wachovia Corp.	18,244	850
Wells Fargo & Co.	23,299	1,372
Zions Bancorp.	1,200	74
		10,724

Business Machines & Software 9.2%

Security and Number of Shares		Mkt. Value ($ x 1,000)
Adobe Systems, Inc.	3,200	126
• Apple Computer, Inc.	4,900	105
Autodesk, Inc.	1,500	37
• BMC Software, Inc.	2,900	54
• ❾ Cisco Systems, Inc.	95,700	2,325
• Compuware Corp.	5,100	31
• Comverse Technology, Inc.	2,400	42
• Dell, Inc.	35,000	1,189
• EMC Corp.	33,012	426
• Gateway, Inc.	4,600	21
Hewlett-Packard Co.	41,637	956
❿ International Business Machines Corp.	23,600	2,187
• Lexmark International, Inc., Class A	1,800	142
▲❷ Microsoft Corp.	148,300	4,084
• NCR Corp.	1,200	47
• Network Appliance, Inc.	4,800	99
• Novell, Inc.	4,700	49
• Oracle Corp.	71,400	942
Pitney Bowes, Inc.	3,200	130
• Siebel Systems, Inc.	6,600	92
• Sun Microsystems, Inc.	44,800	201

Security and Number of Shares		Mkt. Value ($ x 1,000)
• Unisys Corp.	4,300	64
• Xerox Corp.	10,600	146
		13,495

Business Services 4.0%

Security and Number of Shares		Mkt. Value ($ x 1,000)
• Allied Waste Industries, Inc.	4,300	60
• Apollo Group, Inc., Class A	2,400	163
Automatic Data Processing, Inc.	8,200	325
• Cendant Corp.	13,902	310
Cintas Corp.	2,292	115
• Citrix Systems, Inc.	2,100	45
Computer Associates International, Inc.	7,800	213
• Computer Sciences Corp.	2,500	111
• Concord EFS, Inc.	6,300	93
• Convergys Corp.	2,054	36
Deluxe Corp.	800	33
• eBay, Inc.	8,794	568
Electronic Data Systems Corp.	6,400	157
Equifax, Inc.	1,800	44
First Data Corp.	10,100	415
• Fiserv, Inc.	2,700	107
H&R Block, Inc.	2,400	133
IMS Health, Inc.	3,100	77
• Interpublic Group of Cos., Inc.	5,700	89
• Intuit, Inc.	2,820	149
• Mercury Interactive Corp.	1,200	58
• Monster Worldwide, Inc.	1,644	36
Omnicom Group, Inc.	2,600	227
• Parametric Technology Corp.	2,700	11
Paychex, Inc.	5,050	188
• PeopleSoft, Inc.	5,100	116
• Robert Half International, Inc.	2,200	51
• Sungard Data Systems, Inc.	3,831	106
• Symantec Corp.	4,198	145
Tyco International Ltd.	27,419	727
• Veritas Software Corp.	5,800	215
Waste Management, Inc.	7,957	235
• Yahoo!, Inc.	9,000	407
		5,765

Chemicals 1.4%

Security and Number of Shares		Mkt. Value ($ x 1,000)
Air Products & Chemicals, Inc.	3,100	164
Dow Chemical Co.	12,655	526
E.I. du Pont de Nemours & Co.	13,654	627
Eastman Chemical Co.	1,000	40
Ecolab, Inc.	3,500	96

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Great Lakes Chemical Corp. 700	19
•Hercules, Inc. 1,500	18
Monsanto Co. 3,525	101
PPG Industries, Inc. 2,300	147
Praxair, Inc. 4,600	176
Rohm & Haas Co. 3,005	128
Sigma-Aldrich Corp. 1,000	57
	2,099
Construction 0.4%	
Centex Corp. 900	97
Fluor Corp. 1,100	44
KB Home 700	51
Masco Corp. 6,400	175
Pulte Homes, Inc. 900	84
The Sherwin-Williams Co. 2,000	69
The Stanley Works 1,100	42
Vulcan Materials Co. 1,300	62
	624
Consumer Durables 0.2%	
Black & Decker Corp. 1,100	54
Leggett & Platt, Inc. 2,500	54
Maytag Corp. 1,000	28
Newell Rubbermaid, Inc. 3,724	85
Whirlpool Corp. 900	65
	286
Containers 0.1%	
Ball Corp. 800	47
Bemis Co. 700	35
•Pactiv Corp. 2,000	48
•Sealed Air Corp. 1,214	66
	196
Electronics 5.7%	
•ADC Telecommunications, Inc. 10,300	31
•Advanced Micro Devices, Inc. 4,600	69
•Agilent Technologies, Inc. 6,537	191
•Altera Corp. 5,180	118
American Power Conversion Corp. 2,625	64
•Analog Devices, Inc. 5,000	228
•Andrew Corp. 1,950	22
•Applied Materials, Inc. 22,700	510
•Applied Micro Circuits Corp. 4,082	24
•Broadcom Corp., Class A 4,200	143
•CIENA Corp. 6,000	40

Security and Number of Shares	Mkt. Value ($ x 1,000)
❼Intel Corp. 89,600	2,885
ITT Industries, Inc. 1,300	96
•Jabil Circuit, Inc. 2,727	77
•JDS Uniphase Corp. 19,055	70
•KLA-Tencor Corp. 2,700	158
Linear Technology Corp. 4,200	177
•LSI Logic Corp. 4,800	43
•Lucent Technologies, Inc. 57,495	163
Maxim Integrated Products, Inc. 4,500	224
•Micron Technology, Inc. 8,400	113
Molex, Inc. 2,500	87
Motorola, Inc. 32,005	450
•National Semiconductor Corp. 2,500	99
•Novellus Systems, Inc. 2,000	84
•Nvidia Corp. 2,100	49
PerkinElmer, Inc. 1,700	29
•PMC - Sierra, Inc. 2,200	44
•Power-One, Inc. 800	9
•QLogic Corp. 1,295	67
Qualcomm, Inc. 11,000	593
•Sanmina — SCI Corp. 7,000	88
Scientific-Atlanta, Inc. 2,000	55
•Solectron Corp. 11,500	68
Symbol Technologies, Inc. 3,052	52
Tektronix, Inc. 1,100	35
•Tellabs, Inc. 5,400	46
•Teradyne, Inc. 2,700	69
Texas Instruments, Inc. 23,600	693
•Thermo Electron Corp. 2,200	55
Thomas & Betts Corp. 900	21
•Waters Corp. 1,700	56
•Xilinx, Inc. 4,600	178
	8,373
Energy: Raw Materials 1.3%	
Anadarko Petroleum Corp. 3,537	181
Apache Corp. 2,342	190
Baker Hughes, Inc. 4,580	147
•BJ Services Co. 2,100	75
Burlington Resources, Inc. 2,652	147
Devon Energy Corp. 3,200	183
EOG Resources, Inc. 1,607	74
Halliburton Co. 6,000	156
•Noble Corp. 1,800	64
Occidental Petroleum Corp. 5,200	220
•Rowan Cos., Inc. 1,400	33

Security and Number of Shares	Mkt. Value ($ x 1,000)
Schlumberger Ltd. 8,100	443
	1,913
Food & Agriculture 3.5%	
Archer-Daniels-Midland Co. 8,600	131
Campbell Soup Co. 5,500	147
The Coca-Cola Co. 33,700	1,710
Coca-Cola Enterprises, Inc. 6,200	136
ConAgra Foods, Inc. 7,200	190
General Mills, Inc. 5,100	231
H.J. Heinz Co. 4,800	175
Hershey Foods Corp. 1,900	146
Kellogg Co. 5,500	210
McCormick & Co., Inc. 1,800	54
The Pepsi Bottling Group, Inc. 3,602	87
PepsiCo, Inc. 23,580	1,099
Sara Lee Corp. 10,800	235
Supervalu, Inc. 1,700	49
Sysco Corp. 8,900	331
Wm. Wrigley Jr. Co. 3,100	174
	5,105
Gold 0.2%	
Newmont Mining Corp. 5,886	**286**
Healthcare / Drugs & Medicine 12.7%	
Abbott Laboratories 21,400	997
Allergan, Inc. 1,800	138
AmerisourceBergen Corp. 1,600	90
•Amgen, Inc. 17,804	1,100
•Anthem, Inc. 1,901	143
Applied Biosystems Group — Applera Corp. 2,800	58
Bausch & Lomb, Inc. 800	42
Baxter International, Inc. 8,400	256
Becton Dickinson & Co. 3,400	140
•Biogen Idec, Inc. 4,400	162
Biomet, Inc. 3,525	128
•Boston Scientific Corp. 11,200	412
Bristol-Myers Squibb Co. 26,500	758
C.R. Bard, Inc. 700	57
Cardinal Health, Inc. 6,175	378
•Chiron Corp. 2,500	142
Eli Lilly & Co. 15,500	1,090
•Express Scripts, Inc. 1,100	73
•Forest Laboratories, Inc. 5,000	309
•Genzyme Corp. — General Division 3,000	148

Security and Number of Shares	Mkt. Value ($ x 1,000)
Guidant Corp. 4,300	259
HCA, Inc. 6,800	292
Health Management Associates, Inc., Class A 3,300	79
•Humana, Inc. 2,100	48
Johnson & Johnson 40,748	2,105
•King Pharmaceuticals, Inc. 3,166	48
Manor Care, Inc. 1,100	38
McKesson Corp. 3,906	126
•Medco Health Solutions, Inc. 3,688	125
•Medimmune, Inc. 3,400	86
Medtronic, Inc. 16,600	807
Merck & Co., Inc. 30,600	1,414
▲❸Pfizer, Inc. 106,189	3,752
•Quest Diagnostics 1,380	101
Schering-Plough Corp. 19,900	346
•St. Jude Medical, Inc. 2,300	141
Stryker Corp. 2,835	241
•Tenet Healthcare Corp. 6,200	99
UnitedHealth Group, Inc. 8,200	477
•Watson Pharmaceuticals, Inc. 1,500	69
•WellPoint Health Networks, Inc. 2,100	204
Wyeth 18,200	773
•Zimmer Holdings, Inc. 3,300	232
	18,483
Household Products 2.1%	
Alberto-Culver Co., Class B 800	50
Avon Products, Inc. 3,300	223
Clorox Co. 3,000	146
Colgate-Palmolive Co. 7,400	370
The Gillette Co. 13,800	507
International Flavors & Fragrances, Inc. 1,200	42
▲Procter & Gamble Co. 17,900	1,788
	3,126
Insurance 4.8%	
ACE Ltd. 3,900	162
Aetna, Inc. 2,100	142
AFLAC, Inc. 7,000	253
The Allstate Corp. 9,600	413
AMBAC Financial Group, Inc. 1,592	110
❽American International Group, Inc. 35,748	2,369
AON Corp. 4,250	102
Chubb Corp. 2,600	177

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
CIGNA Corp. 2,000	115
Cincinnati Financial Corp. 2,100	88
Hartford Financial Services Group, Inc. 3,800	224
Jefferson-Pilot Corp. 1,850	94
John Hancock Financial Services, Inc. 4,021	151
Lincoln National Corp. 2,400	97
Loews Corp. 2,500	124
Marsh & McLennan Cos., Inc. 7,300	350
MBIA, Inc. 1,950	115
Metlife, Inc. 10,367	349
MGIC Investment Corp. 1,400	80
Principal Financial Group, Inc. 4,374	145
The Progressive Corp. 3,100	259
Prudential Financial, Inc. 7,400	309
Safeco Corp. 1,900	74
St. Paul Cos., Inc. 3,138	124
Torchmark Corp. 1,500	68
Travelers Property Casualty Corp., Class B 13,525	230
UnumProvident Corp. 3,876	61
XL Capital Ltd., Class A 1,900	147
	6,932
Media 3.8%	
Clear Channel Communications, Inc. 8,476	397
• Comcast Corp., Class A 30,759	1,011
Dow Jones & Co., Inc. 1,100	55
Gannett Co., Inc. 3,700	330
Knight-Ridder, Inc. 1,200	93
The McGraw-Hill Cos., Inc. 2,700	189
Meredith Corp. 700	34
New York Times Co., Class A 2,000	96
R.R. Donnelley & Sons Co. 1,600	48
• Time Warner, Inc. 62,050	1,116
Tribune Co. 4,300	222
• Univision Communications, Inc., Class A 4,395	174
Viacom, Inc., Class B 23,981	1,064
The Walt Disney Co. 28,100	656
	5,485
Miscellaneous 0.6%	
3M Co. 10,800	**918**

Security and Number of Shares	Mkt. Value ($ x 1,000)
Miscellaneous Finance 7.6%	
American Express Co. 17,600	849
The Bear Stearns Cos., Inc. 1,312	105
Capital One Financial Corp. 3,100	190
▮ The Charles Schwab Corp. 18,642	221
Charter One Financial, Inc. 2,945	102
▲❺ Citigroup, Inc. 70,736	3,434
Countrywide Financial Corp. 2,800	212
Fannie Mae 13,300	998
Federated Investors, Inc., Class B 1,500	44
Franklin Resources, Inc. 3,400	177
Freddie Mac 9,600	560
Golden West Financial Corp. 2,100	217
Goldman Sachs Group, Inc. 6,497	641
Janus Capital Group, Inc. 3,300	54
Lehman Brothers Holdings, Inc. 3,700	286
MBNA Corp. 17,543	436
Merrill Lynch & Co., Inc. 13,000	762
Moody's Corp. 2,100	127
Morgan Stanley 14,950	865
• Providian Financial Corp. 3,800	44
SLM Corp. 6,100	230
T. Rowe Price Group, Inc. 1,700	81
Washington Mutual, Inc. 12,624	506
	11,141
Non-Durables & Entertainment 1.1%	
• American Greetings Corp., Class A 1,000	22
Darden Restaurants, Inc. 2,150	45
• Electronic Arts, Inc. 4,058	194
Fortune Brands, Inc. 2,000	143
Hasbro, Inc. 2,225	47
International Game Technology 4,800	172
Mattel, Inc. 5,900	114
McDonald's Corp. 17,400	432
• Starbucks Corp. 5,260	174
Tupperware Corp. 700	12
Wendy's International, Inc. 1,500	59
• Yum! Brands, Inc. 3,900	134
	1,548
Non-Ferrous Metals 0.5%	
Alcoa, Inc. 11,872	451
Engelhard Corp. 1,600	48

Security and Number of Shares	Mkt. Value ($ x 1,000)
Freeport-McMoran Copper & Gold, Inc., Class B 2,600	110
•Phelps Dodge Corp. 1,315	100
	709
Oil: Domestic 0.9%	
Amerada Hess Corp. 1,200	64
Ashland, Inc. 900	40
ConocoPhillips 9,354	613
Kerr-McGee Corp. 1,284	60
Marathon Oil Corp. 4,300	142
•Nabors Industries Ltd. 2,000	83
Sunoco, Inc. 1,000	51
•Transocean, Inc. 4,384	105
Unocal Corp. 3,500	129
	1,287
Oil: International 3.4%	
ChevronTexaco Corp. 14,785	1,277
▲❹ Exxon Mobil Corp. 90,650	3,717
	4,994
Optical & Photo 0.2%	
•Corning, Inc. 17,800	186
Eastman Kodak Co. 3,900	100
	286
Paper & Forest Products 0.8%	
Boise Cascade Corp. 1,200	39
Georgia-Pacific Corp. 3,455	106
International Paper Co. 6,598	285
Kimberly-Clark Corp. 7,000	414
•Louisiana-Pacific Corp. 1,400	25
MeadWestvaco Corp. 2,764	82
Temple-Inland, Inc. 800	50
Weyerhaeuser Co. 3,000	192
	1,193
Producer Goods & Manufacturing 4.8%	
•American Standard Cos., Inc. 1,100	111
Avery Dennison Corp. 1,500	84
Caterpillar, Inc. 4,800	399
Cooper Industries Ltd., Class A 1,300	75
Deere & Co. 3,300	215
Dover Corp. 2,800	111
Emerson Electric Co. 5,700	369
▲❶ General Electric Co. 137,700	4,266

Security and Number of Shares	Mkt. Value ($ x 1,000)
Honeywell International, Inc. 11,737	392
Illinois Tool Works, Inc. 4,200	352
Ingersoll-Rand Co., Class A 2,400	163
Johnson Controls, Inc. 1,200	139
•Millipore Corp. 600	26
Pall Corp. 1,700	46
Parker Hannifin Corp. 1,650	98
Snap-On, Inc. 800	26
W.W. Grainger, Inc. 1,300	62
	6,934
Railroad & Shipping 0.4%	
Burlington Northern Santa Fe Corp. 5,000	162
CSX Corp. 2,900	104
Norfolk Southern Corp. 5,300	126
Union Pacific Corp. 3,500	243
	635
Real Property 0.4%	
Apartment Investment & Management Co., Class A 1,300	45
Equity Office Properties Trust 5,400	155
Equity Residential 3,800	112
Plum Creek Timber Co., Inc. 2,500	76
ProLogis 2,400	77
Simon Property Group, Inc. 2,600	120
	585
Retail 6.4%	
Albertson's, Inc. 4,975	113
•Autonation, Inc. 3,700	68
•AutoZone, Inc. 1,200	102
•Bed, Bath & Beyond, Inc. 4,000	173
Best Buy Co., Inc. 4,450	233
•Big Lots, Inc. 1,400	20
Circuit City Stores, Inc. 2,900	29
•Costco Wholesale Corp. 6,300	234
CVS Corp. 5,300	191
Dillards, Inc., Class A 1,100	18
Dollar General Corp. 4,463	94
Family Dollar Stores, Inc. 2,400	86
Federated Department Stores, Inc. 2,500	118
The Gap, Inc. 12,262	285
Home Depot, Inc. 31,400	1,114
J.C. Penney Co., Inc. Holding Co. 3,700	97
•Kohl's Corp. 4,600	207
•Kroger Co. 10,000	185

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Limited Brands, Inc. 7,000	126
Lowe's Cos., Inc. 10,700	593
The May Department Stores Co. 3,850	112
Nordstrom, Inc. 1,800	62
• Office Depot, Inc. 4,200	70
RadioShack Corp. 2,200	68
• Safeway, Inc. 6,000	131
Sears, Roebuck & Co. 3,400	155
• Staples, Inc. 6,800	186
Target Corp. 12,400	476
Tiffany & Co. 2,000	90
TJX Cos., Inc. 6,900	152
• Toys 'R' Us, Inc. 2,600	33
▲❻ Wal-Mart Stores, Inc. 59,600	3,162
Walgreen Co. 14,100	513
Winn-Dixie Stores, Inc. 2,100	21
	9,317
Steel 0.1%	
Allegheny Technologies, Inc. 1,050	14
Nucor Corp. 1,000	56
United States Steel Corp. 1,300	45
Worthington Industries, Inc. 1,200	22
	137
Telephone 3.4%	
Alltel Corp. 4,200	196
AT&T Corp. 10,616	215
• AT&T Wireless Services, Inc. 36,795	294
• Avaya, Inc. 5,432	70
BellSouth Corp. 25,400	719
CenturyTel, Inc. 1,900	62
• Citizens Communications Co. 3,918	49
• Nextel Communications, Inc., Class A 15,100	424
• Qwest Communications International, Inc. 24,216	105
SBC Communications, Inc. 45,310	1,181
Sprint Corp. (FON Group) 12,200	200
• Sprint Corp. (PCS Group) 13,500	76
Verizon Communications, Inc. 37,950	1,331
	4,922
Tobacco 1.1%	
Altria Group, Inc. 27,900	1,518
R.J. Reynolds Tobacco Holdings, Inc. 1,100	64

Security and Number of Shares	Mkt. Value ($ x 1,000)
UST, Inc. 2,200	79
	1,661
Travel & Recreation 0.5%	
Brunswick Corp. 1,200	38
Carnival Corp. 8,600	342
Harrah's Entertainment, Inc. 1,500	75
Hilton Hotels Corp. 5,100	87
Marriott International, Inc., Class A 3,100	143
Starwood Hotels & Resorts Worldwide, Inc. 2,700	97
	782
Trucking & Freight 0.1%	
Paccar, Inc. 1,700	144
Ryder Systems, Inc. 900	31
	175
Utilities: Electric & Gas 2.7%	
• The AES Corp. 8,300	78
• Allegheny Energy, Inc. 1,551	20
Ameren Corp. 2,200	101
American Electric Power Co., Inc. 5,360	164
• Calpine Corp. 5,600	27
Centerpoint Energy, Inc. 4,150	40
Cinergy Corp. 2,400	93
• CMS Energy Corp. 2,400	20
Consolidated Edison, Inc. 3,000	129
Constellation Energy Group, Inc. 2,300	90
Dominion Resources, Inc. 4,380	280
DTE Energy Co. 2,200	87
Duke Energy Corp. 12,534	256
• Dynegy, Inc., Class A 4,200	18
• Edison International 4,400	97
El Paso Corp. 8,129	67
Entergy Corp. 3,100	177
Exelon Corp. 4,575	304
FirstEnergy Corp. 4,428	156
FPL Group, Inc. 2,500	164
KeySpan Corp. 2,100	77
Kinder Morgan, Inc. 1,690	100
Nicor, Inc. 600	20
NiSource, Inc. 3,546	78
Peoples Energy Corp. 500	21
• PG&E Corp. 5,700	158
Pinnacle West Capital Corp. 1,200	48
PPL Corp. 2,400	105

 See financial notes.

Security and Number of Shares		Mkt. Value ($ x 1,000)
Progress Energy, Inc. 3,302		149
Public Service Enterprise Group, Inc. 3,300		145
Sempra Energy 3,141		94
The Southern Co. 9,900		299
TECO Energy, Inc. 2,300		33
TXU Corp. 4,522		107
Williams Cos., Inc. 6,800		67
Xcel Energy, Inc. 5,305		90
		3,959

Short-Term Investment
3.6% of net assets

Provident Institutional TempFund 5,270,736		**5,271**

Security Rate, Maturity Date	Face Value ($ x 1,000)	

U.S. Treasury Obligation
0.2% of net assets

▲ U.S. Treasury Bill 0.87%, 03/18/04	325	**324**

End of investments. For totals, please see the first page of holdings for this fund.

Collateral Invested for Securities on Loan
12.5% of net assets

Security Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Commercial Paper & Other Corporate Obligations		
American Express Centurion Bank		
1.13%, 01/29/04	69	69
American Express Credit Corp.		
1.14%, 01/22/04	740	740
1.12%, 01/22/04	481	481
Canadian Imperial Bank Corp.		
1.11%, 01/29/04	224	224
Concord Minutemen Capital Corp.		
1.13%, 02/09/04	487	485
1.13%, 02/12/04	470	469
1.11%, 01/09/04	153	152
1.11%, 01/12/04	256	255
Crown Point Funding Corp.		
1.11%, 01/16/04	2,262	2,257
1.09%, 01/09/04	1,100	1,098
Fairway Finance Corp.		
1.10%, 01/12/04	180	179
General Electric Capital Corp.		
1.13%, 01/02/04	554	554
1.11%, 02/05/04	5	5
Societe Generale		
1.08%, 01/02/04	85	85
Svenska Handelsbanken		
1.39%, 10/27/04	316	316
Westdeutsche Landesbank AG		
1.50%, 01/10/05	1,555	1,555
1.13%, 01/09/04	361	361
1.11%, 01/23/04	733	733
1.11%, 01/29/04	363	363
		10,381
Short-Term Investments		
Canadian Imperial Bank Corp., Time Deposit		
0.94%, 01/02/04	456	456
Chase Mahattan Bank, Time Deposit		
0.88%, 01/02/04	756	756
UBS Bank, Time Deposit		
0.94%, 01/02/04	683	683
		1,895

Security and Number of Shares	
Other Investment Companies	
Institutional Money Market Trust 5,896,667	**5,897**

End of collateral invested for securities on loan. For totals, please see the first page of holdings for this fund.

Statement of
Assets and Liabilities

As of December 31, 2003. All numbers x 1,000 except NAV.

Assets

Investments, at value (including $18,166 of securities on loan)	$146,569
Collateral held for securities on loan	18,173
Receivables:	
Fund shares sold	46
Interest	3
Dividends	187
Investments sold	11
Due from brokers for futures	13
Income from lending securities	+ 2
Total assets	**165,004**

Liabilities

Collateral held for securities on loan	18,173
Payables:	
Investments bought	695
Investment adviser and administrator fees	1
Accrued expenses	+ 65
Total liabilities	**18,934**

Net Assets

Total assets	165,004
Total liabilities	− 18,934
Net assets	**$146,070**

Net Assets by Source

Capital received from investors	143,240
Net investment income not yet distributed	1,719
Net realized capital losses	(11,311)
Net unrealized capital gains	12,422

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$146,070		9,097		$16.06

Unless stated, all numbers are x 1,000.

The fund paid $134,336 for these securities. Not counting short-term obligations and government securities, the fund paid $20,527 for securities during the report period and received $2,631 from securities it sold or that matured.

These derive from investments and futures. As of the report date, the fund had eighteen open S&P 500 futures contracts due to expire on March 19, 2004, with an aggregate contract value of $4,998 and net unrealized gains of $189.

Federal Tax Data

Portfolio Cost	$135,124
Net unrealized gains and losses:	
Gains	$30,739
Losses	+ (19,294)
	$11,445

As of December 31, 2003:

Undistributed earnings:

Ordinary income	$1,719
Long-term capital gains	$−

Unused capital losses:

Expires 12/31 of:	Loss amount
2008	$665
2009	1,821
2010	7,810
2011	+ 38
	$10,334

Statement of
Operations

For January 1, 2003 through December 31, 2003. All numbers x 1,000.

Investment Income		
Dividends		$1,993
Interest		31
Lending of securities	+	16
Total investment income		**2,040**
Net Realized Gains and Losses		
Net realized losses on investments sold		(702)
Net realized gains on futures contracts	+	514
Net realized losses		**(188)**
Net Unrealized Gains and Losses		
Net unrealized gains on investments		27,569
Net unrealized gains on futures contracts	+	220
Net unrealized gains		**27,789**
Expenses		
Investment adviser and administrator fees		229
Trustees' fees		22
Custodian fees		23
Portfolio accounting fees		17
Professional fees		39
Registration fees		2
Shareholder reports		21
Other expenses	+	13
Total expenses		366
Expense reduction	−	45
Net expenses		**321**
Increase in Net Assets From Operations		
Total investment income		2,040
Net expenses	−	321
Net investment income		**1,719**
Net realized losses		(188)
Net unrealized gains	+	27,789
Increase in net assets from operations		**$29,320**

Unless stated, all numbers are x 1,000.

An additional $1 was withheld for foreign taxes.

Calculated as a percentage of average daily net assets: 0.20% of the first $500 million and 0.17% of the assets beyond that.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM to limit the annual operating expenses of this fund through at least April 30, 2004, to 0.28 % of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $27,601.

See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers are x 1,000.

Operations

	1/1/03–12/31/03	1/1/02–12/31/02
Net investment income	$1,719	$1,478
Net realized losses	(188)	(7,103)
Net unrealized gains or losses	+ 27,789	(23,549)
Increase or decrease in net assets from operations	**29,320**	**(29,174)**

Distributions Paid

Dividends from net investment income	**$1,477**	**$1,322**

Transactions in Fund Shares

	1/1/03–12/31/03		1/1/02–12/31/02	
	SHARES	VALUE	SHARES	VALUE
Shares sold	2,724	$38,442	2,733	$40,207
Shares reinvested	95	1,477	103	1,322
Shares redeemed	+ (1,487)	(19,991)	(2,836)	(41,137)
Net transactions in fund shares	**1,332**	**$19,928**	**–**	**$392**

Shares Outstanding and Net Assets

	1/1/03–12/31/03		1/1/02–12/31/02	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	7,765	$98,299	7,765	$128,403
Total increase or decrease	+ 1,332	47,771	–	(30,104)
End of period	**9,097**	**$146,070**	**7,765**	**$98,299**

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The tax-basis components of distributions paid are:

Current period:

Ordinary income	$1,477
Long-term capital gains	$—

Prior period:

Ordinary income	$1,322
Long-term capital gains	$—

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $1,719 and $1,477 for the current period and the prior period, respectively.

Financial Notes

Business Structure of the Funds

The fund discussed in this report is a series of Schwab Annuity Portfolios, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

The fund offers one share class. Shares are bought and sold at net asset value, or NAV, which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

The fund is intended as an investment vehicle for variable annuity contracts and variable life insurance policies to be offered by separate accounts of participating life insurance companies and for pension and retirement plans qualified under the Internal Revenue Code of 1986, as amended.

Fund Operations

Most of the fund's investments are described earlier in this report. However, there are certain other investments and policies that may affect the fund's financials, as described below. Other policies concerning the fund's business operations also are described here.

The fund pays dividends from net investment income and makes distributions from net capital gains once a year.

The fund may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities.

Because futures carry inherent risks, the fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into a futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. The fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The fund may enter into repurchase agreements. In a repurchase agreement, the fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created.

The Trust and its Funds

This list shows all of the funds included in Schwab Annuity Portfolios. The funds discussed in this report are highlighted.

Schwab Annuity Portfolios organized January 21, 1994
Schwab Money Market Portfolio
Schwab MarketTrack Growth Portfolio II
Schwab S&P 500 Portfolio

The fund's repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the fund's custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The fund may loan securities to certain brokers, dealers and other financial institutions who pay the fund negotiated fees. The fund receives cash, letters of credit or U.S. government securities as collateral on these loans. All of the cash collateral received is reinvested in high quality, short-term investments. The value of the collateral must be at least 102% of the market value of the loaned securities as of the first day of the loan, and at least 100% each day thereafter.

The fund pays fees to affiliates of the investment adviser for various services. Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services.

Although these agreements specify certain fees for these services, CSIM has made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

The fund may engage in certain transactions involving related parties. For instance, the fund may own shares of The Charles Schwab Corporation if that company is selected by its investment process.

The fund may make direct transactions with certain other SchwabFunds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but they did pay the non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through its trust to use for meeting shareholder redemptions or for extraordinary or emergency purposes. During the report period, the trust had custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The fund pays interest on the amounts they borrow at rates that are negotiated periodically.

The fund intends to meet federal income tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and net realized capital gains (if any) to its shareholders each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales.

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with their vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

The fund values the securities in their portfolios every business day. The fund uses the following policies to value various types of securities:

- **Securities traded on an exchange or over-the-counter:** valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes.

- **Securities for which no market quotations are readily available:** valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees.

- **Futures:** open contracts are valued at their settlement prices as of the close of their exchanges. When the fund closes out a futures position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

- **Short-term securities (60 days or less to maturity):** valued at amortized cost.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the fund records certain foreign security dividends on the day it learns of the ex-dividend date.

Income from interest and the accretion of discounts is recorded as it accrues.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Expenses that are specific to the fund are charged directly to the fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their net assets.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of independent auditors

To the Board of Trustees and Shareholders of:

Schwab S&P 500 Portfolio

In our opinion, the accompanying statement of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab S&P 500 Portfolio (one of the portfolios constituting Schwab Annunity Portfolios, hereafter referred to as the "Fund") at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and the financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
San Francisco, California
February 6, 2004

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds (of which there were 49 as of 12/31/03) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust		
Name and Birthdate	Trust Position(s); Trustee Since	**Main Occupations and Other Directorships and Affiliations**
Charles R. Schwab[2] 7/29/37	Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, Director, The Charles Schwab Corp.; CEO, Director, Schwab Holdings, Inc.; Chair, Director, Charles Schwab & Co., Inc.; Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings, Inc. I, Schwab International Holdings, Inc.; Director, U.S. Trust Corp., United States Trust Co. of New York, The Gap, Inc. (clothing retailer), Siebel Systems (software); Trustee, Stanford University. *Until 6/03:* Director, Xsign, Inc. (electronic payment systems). *Until 5/03:* Co-Chair, The Charles Schwab Corporation. *Until 5/02:* Director, Vodafone AirTouch PLC (telecom). *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 7/01:* Director, The Charles Schwab Trust Company. *Until 1/99:* Director, Schwab Retirement Plan Services, Inc., Mayer & Schweitzer, Inc. (securities brokerage subsidiary of The Charles Schwab Corp.), Performance Technologies, Inc. (technology), TrustMark, Inc.

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Individuals Who Are Interested Trustees but Not Officers of the Trust		
Name and Birthdate	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Dawn G. Lepore[1] 3/21/54	Trustee:2003 (all trusts)	Vice Chair, EVP, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc.
Jeffrey M. Lyons[1] 2/22/55	Trustee: 2002 (all trusts).	EVP, Asset Management Products and Services, Charles Schwab & Co., Inc. *Until 9/01:* EVP, Mutual Funds, Charles Schwab & Co., Inc.

Individuals Who Are Officers of the Trust but Not Trustees		
Name and Birthdate	**Trust Office(s) Held**	**Main Occupations and Other Directorships and Affiliations**
Randall W. Merk 7/25/54	President, CEO (all trusts).	President, CEO, Charles Schwab Investment Management, Inc; EVP, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds PLC, Charles Schwab Asset Management (Ireland) Ltd. *Until 9/02:* President, CIO, American Century Investment Management; Director, American Century Cos., Inc. *Until 6/01:* CIO, Fixed Income, American Century Cos., Inc. *Until 1997:* SVP, Director, Fixed Income and Quantitative Equity Portfolio Management, Twentieth Century Investors, Inc.
Tai-Chin Tung 3/7/51	Treasurer, Principal Financial Officer (all trusts).	SVP, CFO, Charles Schwab Investment Management, Inc.; VP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.

[1] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Individuals Who Are Independent Trustees		
Name and Birthdate	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, Director, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Co-CEO, Aphton Corp. (bio-pharmaceuticals). Director, Non-Executive Chairman, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Networks (telecommunications); Public Governor, Member, executive committee, Pacific Stock & Options Exchange. Director, Digital Microwave Corp. (network equipment). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Director, Pennzoil-Quaker State Co. (oil and gas), Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products); Member, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investments).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments).

charles SCHWAB

Moderate Allocation

Schwab MarketTrack Growth Portfolio II

Balanced

For the year ended December 31, 2003

Inception Date: November 1, 1996

Management's Discussion for the year ended December 31, 2003



Geri Hom, a vice president and senior portfolio manager of the investment adviser, is responsible for the day-to-day management of the equity portions of the portfolio. Prior to joining the firm in 1995, she worked for nearly 15 years in equity management.

Kimon Daifotis, CFA, a vice president and senior portfolio manager of the investment adviser, is responsible for the day-to-day management of the bond and cash portions of the portfolio. Prior to joining the firm in 1997, he worked for more than 18 years in research and asset management.

The Economy and the Market

During 2003, the U.S. economy began to gather strength, especially during the second half of the year. In the months before the war in Iraq (which began in March 2003), the economy remained in a holding pattern, as businesses and investors adopted a wait-and-see stance. Once the combat phase drew to an end, America began to pay more attention to the economy, which by year-end appeared to be recovering.

Seeking additional protection against the risk of deflation, the Federal Reserve (the Fed) cut short-term interest rates by 0.25% in June. This brought the Fed funds target rate to a 45-year low of 1.00%. Consumer spending held up strongly throughout the economic downturn, bolstered in part by unprecedented activity in mortgage refinancing (as individuals took advantage of the opportunity to refinance at historically low rates). During the period, we also saw business capital spending show signs of life after declining for the past few years.

Stock prices rose significantly over the period, even as skepticism lingered about the quality of the rally. After more than two years of generally negative performance, U.S. equity markets reached an apparent bottom during the report period, then rose strongly, ending the period with significant gains. During the report period, the Nasdaq Composite Index rose more than 50%, while the S&P 500® Index rose nearly 29%.

One striking feature of the overall U.S. stock market during the report period is that stocks with more speculative characteristics tended to perform better than stocks with more demonstrable quality. For example, companies with low earnings or dividends generally outperformed companies with higher earnings or dividends. This held true for other measures of quality as well, such as debt to equity: those with higher levels of debt performed better than companies with lower levels of debt. Consistent with this trend, small-cap stocks (which tend to be more speculative) performed well during the period, and microcap stocks performed even better. Large-cap stocks lagged both groups, but still performed well.

Despite the dividend tax cut, dividend stocks underperformed the overall market during the period. Congress passed the tax cut during the period as part of the government's economic stimulus efforts. The cut reduced the double taxation of corporate dividends, thus lowering the cost of capital and encouraging investment. Since companies that pay dividends are generally more established and less speculative, we see the underperformance of these stocks as being part of the larger market trend mentioned earlier.

As of the end of the report period, neither deflation nor inflation appeared to be immediate risks. In our view, the main questions facing the market were: how strong is the economy, when might inflation return, and when might the Fed start tightening short-term rates?

Positive returns in most areas of the stock market, including international stocks, helped the portfolio post its strongest performance in several years.

The Portfolio

The portfolio posted double-digit total returns for the report period. Fourth-quarter earnings were 60% above consensus estimates for the 54% of the companies in the S&P 500® Index that had reported their fourth-quarter earnings by the time this report was written. Information technology, which had been especially hard-hit in recent years, led all sectors in the S&P 500 during the period with a notable 47% total return. Even the weakest sector, telecom services, was up 7%.

Bonds were up modestly for the report period; the Lehman Aggregate Bond Index had a total return of just over 4%. After trending down, interest rates spiked up sharply in June 2003, pushing down bond prices.

Exposure to small-cap and international stocks also contributed positively to the performance of the **Schwab MarketTrack Growth Portfolio II**, helping it post a total return similar to that of the S&P 500 even though it had some bond market exposure. Schwab International Index Fund and Schwab Small-Cap Index Fund, each representing approximately 20% of the portfolio during the period, posted annual returns of 36% and 44%, respectively.[1]

Past performance does not indicate future results.

Small company stocks are subject to greater volatility than other asset categories. Foreign securities can involve risks such as political and economic instability and currency risk.

All portfolio and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The portfolio's share price and principal values change and when you sell your shares they may be worth more or less than what you paid for them.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Portfolio returns do not reflect the additional fees and expenses imposed by the insurance company under the variable insurance product contract.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, each fund's returns would have been lower.

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- ■ 1.03% **Three-Month U.S. Treasury Bills (T-Bills):** measures short-term U.S. Treasury obligations

- ■ 4.10% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market

- ■ 28.68% **S&P 500 Index:** measures U.S. large-cap stocks

- ■ 47.25% **Russell 2000® Index:** measures U.S. small-cap stocks

- ☐ 38.59% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Remember that past performance is not an indication of future results.

Data source: Charles Schwab & Co., Inc.

Schwab MarketTrack Growth Portfolio II

Performance as of 12/31/03

This chart compares performance of the portfolio with a benchmark and the portfolio's Morningstar category.

■ **Portfolio**
■ Benchmark: **Growth Composite Index**
■ Fund Category: **Morningstar Moderate Allocation**



	1 Year	5 Years	Since Inception: 11/1/96
Portfolio	26.97%	2.29%	7.17%
Benchmark	26.74%	3.61%	7.37%
Fund Category	18.09%	1.44%	n/a

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the portfolio, compared with a similar investment in a benchmark and two additional indices.

■ $16,431 **Portfolio**
■ $16,652 **Growth Composite Index**
■ $17,609 **S&P 500® Index**
☐ $16,561 **Lehman Brothers U.S. Aggregate Bond Index**



All portfolio and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The portfolio's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower.

Portfolio returns do not reflect the additional fees and expenses imposed by the insurance company under the variable insurance product contract. If those contract fees and expenses were included, the returns would be less than those shown. Please refer to the variable insurance product prospectus for a complete listing of these expenses.

[2] The Growth Composite Index is composed of Morningstar category averages and cash equivalents as represented by the 90-day T-bill and is calculated using the following portfolio allocations: 40% large-cap stocks, 20% small-cap stocks, 20% foreign stocks, 15% bonds and 5% cash. Source: Morningstar, Inc.

Portfolio Facts as of 12/31/03

Fund Category[1]


Investment Style
Value
Blend
Growth
Market Cap
Large
Medium
Small

Statistics

Number of Holdings	505
Weighted Average Market Cap ($ x 1,000,000)	$58,878
Price/Earnings Ratio (P/E)	30.3
Price/Book Ratio (P/B)	2.8
Portfolio Turnover Rate	10%

Top Holdings[2]

Security	% of Net Assets
❶ **Schwab International Index Fund®** Select Shares®	20.3%
❷ **Schwab Small-Cap Index Fund®** Select Shares	20.3%
❸ **Schwab Total Bond Market Fund™**	14.9%
❹ **General Electric Co.**	1.2%
❺ **Microsoft Corp.**	1.2%
❻ **Exxon Mobil Corp.**	1.1%
❼ **Pfizer, Inc.**	1.1%
❽ **Citigroup, Inc.**	1.0%
❾ **Wal-Mart Stores, Inc.**	0.9%
❿ **Intel Corp.**	0.8%
Total	**62.8%**

Asset Class Weightings % of Portfolio

This chart shows the portfolio's asset class composition as of the report date.



- 40.0% **Large-Cap Stocks**
- 20.3% **International Stocks**
- 20.3% **Small-Cap Stocks**
- 14.9% **Bonds**
- 4.5% **Short-Term Investments**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the stock portion of the portfolio based on a ten-factor model for value and growth characteristics. The portfolio's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the portfolio as of 12/31/03, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] This list is not a recommendation of any security by the investment adviser.

Schwab MarketTrack Growth Portfolio II

Financial Statements

Financial Highlights

	1/1/03– 12/31/03	1/1/02– 12/31/02	1/1/01– 12/31/01	1/1/00– 12/31/00	1/1/99– 12/31/99
Per-Share Data ($)					
Net asset value at beginning of period	10.75	12.99	14.81	15.84	14.24
Income or loss from investment operations:					
Net investment income	0.16	0.17	0.18	0.35	0.15
Net realized and unrealized gains or losses	2.74	(2.17)	(1.43)	(1.13)	2.63
Total income or loss from investment operations	2.90	(2.00)	(1.25)	(0.78)	2.78
Less distributions:					
Dividends from net investment income	(0.16)	(0.20)	(0.35)	(0.14)	(0.18)
Distributions from net realized gains	–	(0.04)	(0.22)	(0.11)	(1.00)
Total distributions	(0.16)	(0.24)	(0.57)	(0.25)	(1.18)
Net asset value at end of period	13.49	10.75	12.99	14.81	15.84
Total return (%)	26.97	(15.44)	(8.40)	(4.82)	19.63
Ratios/Supplemental Data (%)					
Ratio of average net assets[1]:					
Net operating expenses	0.50	0.50	0.50	0.56[2]	0.56
Gross operating expenses	0.87	1.00	0.82	0.84	1.09
Net investment income	1.70	1.59	1.67	2.80	1.32
Portfolio turnover rate	10	30	13	19	14
Net assets, end of period ($ x 1,000,000)	30	20	22	22	19

[1] The expense incurred by underlying funds in which the portfolio invests are not included in this ratio. The income received by the portfolio from underlying funds is reduced by those expenses.

[2] Would have been 0.55% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of December 31, 2003.

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

❚ Issuer is affiliated with the fund's adviser

◗ Security is valued at fair value (see Accounting Policies)

Holdings by Category		Cost ($ x 1,000)	Market Value ($ x 1,000)
55.5%	Other Investment Companies	15,888	16,608
40.2%	Common Stock	10,410	12,028
4.4%	Short-Term Investments	1,334	1,334
100.1%	Total Investments	27,632	29,970
(0.1)%	Other Assets and Liabilities, Net		(43)
100.0%	Total Net Assets		29,927

Security and Number of Shares	Mkt. Value ($ x 1,000)

Common Stock 40.2% of net assets

Aerospace / Defense 0.7%

The Boeing Co. 1,038	44
Crane Co. 100	3
General Dynamics Corp. 250	23
Goodrich Corp. 100	3
Lockheed Martin Corp. 500	26
Northrop Grumman Corp. 214	20
Raytheon Co. 500	15
Rockwell Automation, Inc. 200	7
Rockwell Collins, Inc. 200	6
Textron, Inc. 150	8
United Technologies Corp. 550	52
	207

Security and Number of Shares	Mkt. Value ($ x 1,000)

Air Transportation 0.5%

Delta Air Lines, Inc. 100	1
FedEx Corp. 350	24
Sabre Holdings Corp. 172	4
Southwest Airlines Co. 900	14
United Parcel Service, Inc., Class B 1,297	97
	140

Alcoholic Beverages 0.2%

Adolph Coors Co., Class B 25	1
Anheuser-Busch Cos., Inc. 925	49
Brown-Forman Corp., Class B 75	7
	57

Apparel 0.1%

Jones Apparel Group, Inc. 100	3
Liz Claiborne, Inc. 100	4
Nike, Inc., Class B 300	21
Reebok International Ltd. 100	4
VF Corp. 100	4
	36

Automotive Products / Motor Vehicles 0.5%

Cooper Tire & Rubber Co. 100	2
Cummins, Inc. 50	2
Dana Corp. 100	2
Danaher Corp. 175	16
Delphi Corp. 579	6
Eaton Corp. 100	11
Ford Motor Co. 2,098	33
General Motors Corp. 650	35
Genuine Parts Co. 200	7
• Goodyear Tire & Rubber Co. 100	1
Harley-Davidson, Inc. 350	16
• Navistar International Corp. 100	5
Visteon Corp. 104	1
	137

Banks 3.1%

AmSouth Bancorp. 350	9
Bank of America Corp. 1,769	142
The Bank of New York Co., Inc. 900	30
Bank One Corp. 1,347	61
BB&T Corp. 626	24
Comerica, Inc. 200	11
Fifth Third Bancorp 667	39
First Tennessee National Corp. 150	7
FleetBoston Financial Corp. 1,213	53

Security and Number of Shares	Mkt. Value ($ x 1,000)
Huntington Bancshares, Inc. 333	8
J.P. Morgan Chase & Co. 2,340	86
KeyCorp, Inc. 500	15
Marshall & Ilsley Corp. 300	11
Mellon Financial Corp. 450	14
National City Corp. 724	25
North Fork Bancorp., Inc. 200	8
Northern Trust Corp. 250	12
PNC Financial Services Group, Inc. 300	16
Regions Financial Corp. 300	11
SouthTrust Corp. 375	12
State Street Corp. 400	21
SunTrust Banks, Inc. 400	29
Synovus Financial Corp. 325	9
▸ U.S. Bancorp 2,274	67
Union Planters Corp. 225	7
Wachovia Corp. 1,549	72
Wells Fargo & Co. 2,000	118
Zions Bancorp. 100	6
	923

Business Machines & Software 3.9%

Security and Number of Shares	Mkt. Value ($ x 1,000)
Adobe Systems, Inc. 250	10
• Apple Computer, Inc. 400	9
Autodesk, Inc. 200	5
• BMC Software, Inc. 200	4
• Cisco Systems, Inc. 8,125	197
• Compuware Corp. 400	2
• Comverse Technology, Inc. 200	4
• Dell, Inc. 3,025	103
• EMC Corp. 2,700	35
• Gateway, Inc. 200	1
Hewlett-Packard Co. 3,662	84
International Business Machines Corp. 2,050	190
• Lexmark International, Inc., Class A 150	12
❺ Microsoft Corp. 12,675	349
• NCR Corp. 100	4
• Network Appliance, Inc. 400	8
• Novell, Inc. 400	4
• Oracle Corp. 6,200	82
Pitney Bowes, Inc. 250	10
• Siebel Systems, Inc. 600	8

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Sun Microsystems, Inc. 3,675	17
• Unisys Corp. 350	5
• Xerox Corp. 900	12
	1,155

Business Services 1.6%

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Allied Waste Industries, Inc. 400	6
• Apollo Group, Inc., Class A 200	14
Automatic Data Processing, Inc. 700	28
• Cendant Corp. 1,190	27
Cintas Corp. 182	9
• Citrix Systems, Inc. 175	4
Computer Associates International, Inc. 700	19
• Computer Sciences Corp. 200	9
• Concord EFS, Inc. 500	7
• Convergys Corp. 137	2
Deluxe Corp. 100	4
• eBay, Inc. 734	47
Electronic Data Systems Corp. 550	13
Equifax, Inc. 100	2
First Data Corp. 850	35
• Fiserv, Inc. 225	9
H&R Block, Inc. 200	11
IMS Health, Inc. 300	7
• Interpublic Group of Cos., Inc. 400	6
• Intuit, Inc. 244	13
• Mercury Interactive Corp. 100	5
• Monster Worldwide, Inc. 95	2
Omnicom Group, Inc. 300	26
• Parametric Technology Corp. 200	1
Paychex, Inc. 425	16
• PeopleSoft, Inc. 400	9
• Robert Half International, Inc. 200	5
• Sungard Data Systems, Inc. 361	10
• Symantec Corp. 400	14
Tyco International Ltd. 2,285	61
• Veritas Software Corp. 500	19
Waste Management, Inc. 720	21
• Yahoo!, Inc. 750	34
	495

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Chemicals 0.6%	
Air Products & Chemicals, Inc. 250	13
Dow Chemical Co. 1,061	44
E.I. du Pont de Nemours & Co. 1,169	54
Eastman Chemical Co. 100	4
Ecolab, Inc. 275	7
Great Lakes Chemical Corp. 100	3
• Hercules, Inc. 100	1
Monsanto Co. 314	9
PPG Industries, Inc. 200	13
Praxair, Inc. 400	15
Rohm & Haas Co. 300	13
Sigma-Aldrich Corp. 100	6
	182
Construction 0.2%	
Centex Corp. 75	8
Fluor Corp. 100	4
KB Home 50	3
Masco Corp. 500	14
Pulte Homes, Inc. 75	7
The Sherwin-Williams Co. 175	6
The Stanley Works 100	4
Vulcan Materials Co. 100	5
	51
Consumer Durables 0.1%	
Black & Decker Corp. 100	5
Leggett & Platt, Inc. 200	4
Maytag Corp. 100	3
Newell Rubbermaid, Inc. 300	7
Whirlpool Corp. 100	7
	26
Containers 0.1%	
Ball Corp. 100	6
Bemis Co. 100	5
• Pactiv Corp. 200	5
• Sealed Air Corp. 103	5
	21

Security and Number of Shares	Mkt. Value ($ x 1,000)
Electronics 2.3%	
• ADC Telecommunications, Inc. 700	2
• Advanced Micro Devices, Inc. 400	6
• Agilent Technologies, Inc. 566	17
• Altera Corp. 364	8
American Power Conversion Corp. 275	7
• Analog Devices, Inc. 400	18
• Andrew Corp. 200	2
• Applied Materials, Inc. 1,900	43
• Applied Micro Circuits Corp. 221	1
• Broadcom Corp., Class A 355	12
• CIENA Corp. 300	2
❿ Intel Corp. 7,675	247
ITT Industries, Inc. 100	7
• Jabil Circuit, Inc. 208	6
• JDS Uniphase Corp. 1,254	5
• KLA-Tencor Corp. 200	12
Linear Technology Corp. 400	17
• LSI Logic Corp. 400	4
• Lucent Technologies, Inc. 4,715	13
Maxim Integrated Products, Inc. 350	17
• Micron Technology, Inc. 650	9
Molex, Inc. 225	8
Motorola, Inc. 2,621	37
• National Semiconductor Corp. 200	8
• Novellus Systems, Inc. 175	7
• Nvidia Corp. 200	5
PerkinElmer, Inc. 68	1
• PMC — Sierra, Inc. 200	4
• Power-One, Inc. 226	2
• QLogic Corp. 113	6
Qualcomm, Inc. 1,000	54
• Sanmina — SCI Corp. 500	6
Scientific-Atlanta, Inc. 175	5
• Solectron Corp. 1,000	6
Symbol Technologies, Inc. 289	5
Tektronix, Inc. 100	3
• Tellabs, Inc. 300	3
• Teradyne, Inc. 200	5
Texas Instruments, Inc. 2,050	60
• Thermo Electron Corp. 175	4
• Waters Corp. 100	3
• Xilinx, Inc. 375	15
	702

Security and Number of Shares	Mkt. Value ($ x 1,000)
Energy: Raw Materials 0.5%	
Anadarko Petroleum Corp. 295	15
Apache Corp. 168	14
Baker Hughes, Inc. 431	14
•BJ Services Co. 200	7
Burlington Resources, Inc. 300	17
Devon Energy Corp. 250	14
EOG Resources, Inc. 132	6
Halliburton Co. 500	13
•Noble Corp. 200	7
Occidental Petroleum Corp. 425	18
•Rowan Cos., Inc. 100	2
Schlumberger Ltd. 700	38
	165
Food & Agriculture 1.5%	
Archer-Daniels-Midland Co. 774	12
Campbell Soup Co. 500	13
The Coca-Cola Co. 2,925	148
Coca-Cola Enterprises, Inc. 550	12
ConAgra Foods, Inc. 650	17
General Mills, Inc. 400	18
H.J. Heinz Co. 400	15
Hershey Foods Corp. 150	12
Kellogg Co. 500	19
McCormick & Co., Inc. 200	6
The Pepsi Bottling Group, Inc. 252	6
PepsiCo, Inc. 2,055	96
Sara Lee Corp. 900	19
Supervalu, Inc. 100	3
Sysco Corp. 800	30
Wm. Wrigley Jr. Co. 250	14
	440
Gold 0.1%	
Newmont Mining Corp. 500	**24**
Healthcare / Drugs & Medicine 5.3%	
Abbott Laboratories 1,800	84
Allergan, Inc. 150	12
AmerisourceBergen Corp. 150	8
•Amgen, Inc. 1,570	97

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Anthem, Inc. 175	13
Applied Biosystems Group — Applera Corp. 200	4
Bausch & Lomb, Inc. 100	5
Baxter International, Inc. 725	22
Becton Dickinson & Co. 300	12
•Biogen Idec, Inc. 380	14
Biomet, Inc. 325	12
•Boston Scientific Corp. 928	34
Bristol-Myers Squibb Co. 2,300	66
C.R. Bard, Inc. 50	4
Cardinal Health, Inc. 525	32
•Chiron Corp. 200	11
Eli Lilly & Co. 1,375	97
•Express Scripts, Inc. 100	7
•Forest Laboratories, Inc. 400	25
•Genzyme Corp. — General Division 250	12
Guidant Corp. 350	21
HCA, Inc. 600	26
Health Management Associates, Inc., Class A 300	7
•Humana, Inc. 200	5
Johnson & Johnson 3,476	180
•King Pharmaceuticals, Inc. 233	4
Manor Care, Inc. 100	3
McKesson Corp. 374	12
•Medco Health Solutions, Inc. 277	9
•Medimmune, Inc. 300	8
Medtronic, Inc. 1,400	68
Merck & Co., Inc. 2,650	122
❼ Pfizer, Inc. 8,959	316
•Quest Diagnostics 139	10
Schering-Plough Corp. 1,700	30
•St. Jude Medical, Inc. 200	12
Stryker Corp. 232	20
•Tenet Healthcare Corp. 450	7
UnitedHealth Group, Inc. 700	41
•Watson Pharmaceuticals, Inc. 100	5
•WellPoint Health Networks, Inc. 175	17
Wyeth 1,600	68
•Zimmer Holdings, Inc. 275	19
	1,581

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Household Products 0.9%	
Alberto-Culver Co., Class B 100	6
Avon Products, Inc. 350	24
Clorox Co. 250	12
Colgate-Palmolive Co. 650	33
The Gillette Co. 1,200	44
International Flavors & Fragrances, Inc. 100	4
Procter & Gamble Co. 1,575	157
	280
Insurance 1.9%	
ACE Ltd. 300	12
Aetna, Inc. 200	13
AFLAC, Inc. 600	22
The Allstate Corp. 800	34
AMBAC Financial Group, Inc. 123	9
American International Group, Inc. 3,096	205
AON Corp. 325	8
Chubb Corp. 200	14
CIGNA Corp. 175	10
Cincinnati Financial Corp. 150	6
Hartford Financial Services Group, Inc. 300	18
Jefferson-Pilot Corp. 175	9
John Hancock Financial Services, Inc. 324	12
Lincoln National Corp. 200	8
Loews Corp. 200	10
Marsh & McLennan Cos., Inc. 625	30
MBIA, Inc. 150	9
Metlife, Inc. 840	28
MGIC Investment Corp. 100	6
Principal Financial Group, Inc. 331	11
The Progressive Corp. 265	22
Prudential Financial, Inc. 600	25
Safeco Corp. 150	6
St. Paul Cos., Inc. 300	12
Torchmark Corp. 100	5
Travelers Property Casualty Corp., Class B 1,148	19
UnumProvident Corp. 323	5
XL Capital Ltd., Class A 155	12
	580

Security and Number of Shares	Mkt. Value ($ x 1,000)
Media 1.6%	
Clear Channel Communications, Inc. 729	34
•Comcast Corp., Class A 2,676	88
Dow Jones & Co., Inc. 100	5
Gannett Co., Inc. 300	27
Knight-Ridder, Inc. 100	8
The McGraw-Hill Cos., Inc. 200	14
Meredith Corp. 50	2
New York Times Co., Class A 200	10
R.R. Donnelley & Sons Co. 100	3
•Time Warner, Inc. 5,300	95
Tribune Co. 350	18
•Univision Communications, Inc., Class A 354	14
Viacom, Inc., Class B 2,092	93
The Walt Disney Co. 2,350	55
	466
Miscellaneous 0.3%	
3M Co. 900	**77**
Miscellaneous Finance 3.2%	
American Express Co. 1,550	75
The Bear Stearns Cos., Inc. 110	9
Capital One Financial Corp. 250	15
▎The Charles Schwab Corp. 1,575	19
Charter One Financial, Inc. 220	8
❽Citigroup, Inc. 6,082	295
Countrywide Financial Corp. 200	15
Fannie Mae 1,200	90
Federated Investors, Inc., Class B 100	3
Franklin Resources, Inc. 300	16
Freddie Mac 800	47
Golden West Financial Corp. 175	18
Goldman Sachs Group, Inc. 537	53
Janus Capital Group, Inc. 200	3
Lehman Brothers Holdings, Inc. 300	23
MBNA Corp. 1,487	37
Merrill Lynch & Co., Inc. 1,150	67
Moody's Corp. 150	9
Morgan Stanley 1,330	77
•Providian Financial Corp. 350	4
SLM Corp. 550	21
T. Rowe Price Group, Inc. 150	7
Washington Mutual, Inc. 1,050	42
	953

Security and Number of Shares	Mkt. Value ($ x 1,000)
Non-Durables & Entertainment 0.4%	
• American Greetings Corp., Class A 100	2
Darden Restaurants, Inc. 150	3
• Electronic Arts, Inc. 354	17
Fortune Brands, Inc. 150	11
Hasbro, Inc. 200	4
International Game Technology 373	13
Mattel, Inc. 500	10
McDonald's Corp. 1,450	36
• Starbucks Corp. 420	14
Tupperware Corp. 100	2
Wendy's International, Inc. 100	4
• Yum! Brands, Inc. 320	11
	127
Non-Ferrous Metals 0.2%	
Alcoa, Inc. 1,000	38
Engelhard Corp. 100	3
Freeport-McMoran Copper & Gold, Inc., Class B 200	8
• Phelps Dodge Corp. 100	8
	57
Oil: Domestic 0.4%	
Amerada Hess Corp. 100	5
Ashland, Inc. 100	5
ConocoPhillips 860	56
Kerr-McGee Corp. 100	5
Marathon Oil Corp. 400	13
• Nabors Industries Ltd. 175	7
Sunoco, Inc. 100	5
• Transocean, Inc. 358	9
Unocal Corp. 300	11
	116
Oil: International 1.4%	
ChevronTexaco Corp. 1,320	114
❻ Exxon Mobil Corp. 7,795	320
	434
Optical & Photo 0.1%	
• Corning, Inc. 1,500	15
Eastman Kodak Co. 300	8
	23

Security and Number of Shares	Mkt. Value ($ x 1,000)
Paper & Forest Products 0.3%	
Boise Cascade Corp. 75	2
Georgia-Pacific Corp. 326	10
International Paper Co. 570	25
Kimberly-Clark Corp. 600	35
• Louisiana-Pacific Corp. 100	2
MeadWestvaco Corp. 197	6
Temple-Inland, Inc. 50	3
Weyerhaeuser Co. 250	16
	99
Producer Goods & Manufacturing 2.0%	
• American Standard Cos., Inc. 100	10
Avery Dennison Corp. 100	6
Caterpillar, Inc. 400	33
Cooper Industries Ltd., Class A 100	6
Deere & Co. 350	23
Dover Corp. 200	8
Emerson Electric Co. 500	32
❹ General Electric Co. 11,800	365
Honeywell International, Inc. 987	33
Illinois Tool Works, Inc. 350	29
Ingersoll-Rand Co., Class A 200	14
Johnson Controls, Inc. 100	12
• Millipore Corp. 25	1
Pall Corp. 100	3
Parker Hannifin Corp. 150	9
Snap-On, Inc. 75	2
W.W. Grainger, Inc. 100	5
	591
Railroad & Shipping 0.2%	
Burlington Northern Santa Fe Corp. 400	13
CSX Corp. 225	8
Norfolk Southern Corp. 400	9
Union Pacific Corp. 295	21
	51
Real Property 0.2%	
Apartment Investment & Management Co., Class A 100	4
Equity Office Properties Trust 500	14
Equity Residential 300	9

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Plum Creek Timber Co., Inc. 200	6
ProLogis 200	6
Simon Property Group, Inc. 200	9
	48
Retail 2.6%	
Albertson's, Inc. 400	9
• Autonation, Inc. 300	5
• AutoZone, Inc. 100	9
• Bed, Bath & Beyond, Inc. 350	15
Best Buy Co., Inc. 350	18
• Big Lots, Inc. 88	1
Circuit City Stores, Inc. 200	2
• Costco Wholesale Corp. 500	19
CVS Corp. 490	18
Dillards, Inc., Class A 100	2
Dollar General Corp. 395	8
Family Dollar Stores, Inc. 200	7
Federated Department Stores, Inc. 200	9
The Gap, Inc. 1,037	24
Home Depot, Inc. 2,700	96
J.C. Penney Co., Inc. Holding Co. 300	8
• Kohl's Corp. 400	18
• Kroger Co. 800	15
Limited Brands, Inc. 600	11
Lowe's Cos., Inc. 900	50
The May Department Stores Co. 350	10
Nordstrom, Inc. 200	7
• Office Depot, Inc. 325	5
RadioShack Corp. 200	6
• Safeway, Inc. 500	11
Sears, Roebuck & Co. 300	14
• Staples, Inc. 600	16
Target Corp. 1,050	40
Tiffany & Co. 150	7
TJX Cos., Inc. 600	13
• Toys 'R' Us, Inc. 200	3
❾ Wal-Mart Stores, Inc. 5,115	271
Walgreen Co. 1,175	43
Winn-Dixie Stores, Inc. 100	1
	791

Security and Number of Shares	Mkt. Value ($ x 1,000)
Steel 0.0%	
Allegheny Technologies, Inc. 100	1
Nucor Corp. 100	6
United States Steel Corp. 100	3
Worthington Industries, Inc. 100	2
	12
Telephone 1.4%	
Alltel Corp. 400	19
AT&T Corp. 835	17
• AT&T Wireless Services, Inc. 3,080	25
• Avaya, Inc. 388	5
BellSouth Corp. 2,100	59
CenturyTel, Inc. 150	5
• Citizens Communications Co. 208	2
• Nextel Communications, Inc., Class A 1,275	36
• Qwest Communications International, Inc. 2,027	9
SBC Communications, Inc. 3,956	103
Sprint Corp. (FON Group) 950	16
• Sprint Corp. (PCS Group) 1,225	7
Verizon Communications, Inc. 3,313	116
	419
Tobacco 0.5%	
Altria Group, Inc. 2,400	131
R.J. Reynolds Tobacco Holdings, Inc. 100	6
UST, Inc. 200	7
	144
Travel & Recreation 0.2%	
Brunswick Corp. 100	3
Carnival Corp. 725	29
Harrah's Entertainment, Inc. 100	5
Hilton Hotels Corp. 400	7
Marriott International, Inc., Class A 250	12
Starwood Hotels & Resorts Worldwide, Inc. 200	7
	63
Trucking & Freight 0.0%	
Paccar, Inc. 125	11
Ryder Systems, Inc. 75	2
	13

Security and Number of Shares	Mkt. Value ($ x 1,000)
Utilities: Electric & Gas 1.1%	
• The AES Corp. 650	6
• Allegheny Energy, Inc. 78	1
Ameren Corp. 200	9
American Electric Power Co., Inc. 460	14
• Calpine Corp. 200	1
Centerpoint Energy, Inc. 400	4
Cinergy Corp. 200	8
• CMS Energy Corp. 300	3
Consolidated Edison, Inc. 300	13
Constellation Energy Group, Inc. 200	8
Dominion Resources, Inc. 396	25
DTE Energy Co. 200	8
Duke Energy Corp. 1,050	21
• Dynegy, Inc., Class A 300	1
• Edison International 400	9
El Paso Corp. 696	6
Entergy Corp. 250	14
Exelon Corp. 362	24
FirstEnergy Corp. 341	12
FPL Group, Inc. 200	13
KeySpan Corp. 200	7
Kinder Morgan, Inc. 156	9
Nicor, Inc. 50	2
NiSource, Inc. 357	8
Peoples Energy Corp. 50	2
• PG&E Corp. 500	14
Pinnacle West Capital Corp. 100	4
PPL Corp. 200	9
Progress Energy, Inc. 277	12
Public Service Enterprise Group, Inc. 300	13
Sempra Energy 285	9
The Southern Co. 875	26

Security and Number of Shares	Mkt. Value ($ x 1,000)
TECO Energy, Inc. 250	4
TXU Corp. 350	8
Williams Cos., Inc. 600	6
Xcel Energy, Inc. 505	9
	342

Other Investment Companies
55.5% of net assets

	Mkt. Value ($ x 1,000)
▪❶ Schwab International Index Fund®, Select Shares® 438,810	6,082
▪❷ Schwab Small-Cap Index Fund®, Select Shares 317,070	6,075
▪❸ Schwab Total Bond Market Fund™ 443,315	4,451
	16,608

Short-Term Investments
4.4% of net assets

	Mkt. Value ($ x 1,000)
▪ Schwab Value Advantage Money Fund®, Investor Shares 504,063	504

Security Rate, Maturity Date	Face Value ($ x 1,000)	
Bank One, Grand Cayman Time Deposit 0.35%, 01/02/04	750	750
Brown Brothers Harriman, Grand Cayman Time Deposit 0.35%, 01/02/04	80	80
		1,334

End of investments. For totals, please see the first page of holdings for this fund.

Statement of
Assets and Liabilities
As of December 31, 2003. All numbers x 1,000 except NAV.

Assets

Investments, at value	$29,970
Receivables:	
Fund shares sold	8
Dividends	17
Investments sold	+ 1
Total assets	**29,996**

Liabilities

Payables:	
Fund shares redeemed	21
Accrued expenses	+ 48
Total liabilities	**69**

Net Assets

Total assets	29,996
Total liabilities	– 69
Net assets	**$29,927**

Net Assets by Source

Capital received from investors	28,305
Net investment income not yet distributed	393
Net realized capital losses	(1,109)
Net unrealized capital gains	2,338

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$29,927		2,218		$13.49

Unless stated, all numbers x 1,000

The fund paid $27,632 for these securities. Not counting short-term obligations and government securities, the fund paid $6,183 for securities during the report period and received $2,097 from securities it sold or that matured.

Percent of fund shares of other Schwab funds owned as of the end of the report period:

Schwab Equity Index Funds

Small-Cap Index Fund®	0.4%
International Index Fund®	0.5%

Schwab Bond Funds

Total Bond Market Fund™	0.4%

Schwab Money Funds

Value Advantage Money Fund®	Less than 0.1%

Federal Tax Data

Portfolio Cost	$28,194

Net unrealized gains and losses:

Gains	$3,870
Losses	+ (2,094)
	$1,776

As of December 31, 2003:

Undistributed earnings:

Ordinary income	$394
Long-term capital gains	$–

Unused capital losses:

Expires 12/31 of:	Loss amount
2010	$347
2011	+ 200
	$547

Statement of
Operations

For January 1, 2003 through December 31, 2003. All numbers x 1,000.

Unless stated, all numbers x 1,000

Investment Income

Dividends		$506
Interest	+	4
Total investment income		**510**

Net Realized Gains and Losses

Net realized losses on investments sold		(239)
Net realized gains received from underlying funds	+	77
Net realized losses		**(162)**

Net Unrealized Gains and Losses

Net unrealized gains on investments		**5,540**

Calculated as a percentage of average daily net assets: 0.44% of the first $500 million and 0.39% of assets beyond that.

Expenses

Investment adviser and administrator fees		102
Trustees' fees		13
Custodian fees		26
Portfolio accounting fees		4
Professional fees		35
Shareholder reports		16
Other expenses	+	4
Total expenses		200
Expense reduction	−	84
Net expenses		**116**

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses of this fund through at least April 30, 2004, to 0.50% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

Increase in Net Assets From Operations

Total investment income		510
Net expenses	−	116
Net investment income		**394**
Net realized losses		(162)
Net unrealized gains	+	5,540
Increase in net assets from operations		**$5,772**

These add up to a net gain on investments of $5,378.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000

Operations

	1/1/03-12/31/03	1/1/02-12/31/02
Net investment income	$394	$334
Net realized losses	(162)	(613)
Net unrealized gains or losses	+ 5,540	(3,273)
Increase or decrease in net assets from operations	**5,772**	**(3,552)**

Distributions Paid

Dividends from net investment income	334	362
Distributions from net realized gains	+ —	68
Total distributions paid	**$334**	**$430**

Transactions in Fund Shares

	1/1/03–12/31/03		1/1/02–12/31/02	
	SHARES	VALUE	SHARES	VALUE
Shares sold	697	$8,463	601	$7,062
Shares reinvested	25	334	40	430
Shares redeemed	+ (398)	(4,659)	(464)	(5,452)
Net transactions in fund shares	**324**	**$4,138**	**177**	**$2,040**

Shares Outstanding and Net Assets

	1/1/03–12/31/03		1/1/02–12/31/02	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	1,894	$20,351	1,717	$22,293
Total increase or decrease	+ 324	9,576	177	(1,942)
End of period	**2,218**	**$29,927**	**1,894**	**$20,351**

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The tax-basis components of distributions paid :

Current period:

Ordinary income	$334
Long-term capital gains	$—

Prior period:

Ordinary income	$362
Long-term capital gains	$68

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $393 and $333 at the end of the current period and the prior period, respectively.

Financial Notes

Business Structure of the Funds

The fund discussed in this report is a series of Schwab Annuity Portfolios, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

The fund offers one share class. Shares are bought and sold at net asset value, or NAV, which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

The fund is intended as an investment vehicle for variable annuity contracts and variable life insurance policies to be offered by separate accounts of participating life insurance companies and for pension and retirement plans qualified under the Internal Revenue Code of 1986, as amended.

Fund operations

Most of the fund's investments are described earlier in this report. However, there are certain other investments and policies that may affect the fund's financials, as described below. Other policies concerning the fund's business operations also are described here.

The fund pays dividends from net investment income and makes distributions from net capital gains once a year.

The fund may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into a futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. The fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The fund may enter into repurchase agreements. In a repurchase agreement, the fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created.

The fund's repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the fund's custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The Trust and Its Funds

This list shows all of the funds included in Schwab Annuity Portfolios. The funds discussed in this report are highlighted.

Schwab Annuity Portfolios
organized January 21, 1994

Schwab Money Market Portfolio
Schwab MarketTrack Growth Portfolio II
Schwab S&P 500 Portfolio

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through its trust to use for meeting shareholder redemptions or for extraordinary or emergency purposes. During the report period, the trust had custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A. respectively. The fund pays interest on the amounts it borrows at rates that are negotiated periodically.

The fund pays fees to affiliates of the investment adviser for various services. Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services.

Although these agreements specify certain fees for these services, CSIM has made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

The fund may engage in certain transactions involving related parties. For instance, the fund may own shares of The Charles Schwab Corporation if that company is selected by its investment process.

Pursuant to an exemptive order issued by the SEC, the funds may invest in other related funds. The percentages of fund shares of other related funds owned are shown in each fund's Statement of Assets and Liabilities.

The fund may make direct transactions with certain other SchwabFunds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

The fund intends to meet federal income tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and net realized capital gains (if any) to its shareholders each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales.

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with their vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

The fund values the securities in its portfolio every business day. The fund uses the following policies to value various types of securities:

- **Securities traded on an exchange or over-the-counter:** valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes.

- **Securities for which no market quotations are readily available:** valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees.

- **Futures:** open contracts are valued at their settlement prices as of the close of their exchanges. When the fund closes out a futures position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

- **Underlying funds:** valued at their respective net asset values as determined by those funds, in accordance with the 1940 Act for a given day.

- **Short-term securities (60 days or less to maturity):** valued at amortized cost.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the fund records certain foreign security dividends on the day it learns of the ex-dividend date.

Income from interest and the accretion of discounts is recorded as it accrues.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Expenses that are specific to the fund are charged directly to the fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their net assets.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of independent auditors

To the Board of Trustees and Shareholders of:
Schwab MarketTrack Growth Portfolio II

In our opinion, the accompanying statement of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab MarketTrack Growth Portfolio II (one of the portfolios constituting the Schwab Annuity Portfolios, hereafter referred to as the "Fund") at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and the financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
San Francisco, CA
February 6, 2004

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds (of which there were 49 as of 12/31/03) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, Director, The Charles Schwab Corp.; CEO, Director, Schwab Holdings, Inc.; Chair, Director, Charles Schwab & Co., Inc.; Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings, Inc. I, Schwab International Holdings, Inc.; Director, U.S. Trust Corp., United States Trust Co. of New York, The Gap, Inc. (clothing retailer), Siebel Systems (software); Trustee, Stanford University. *Until 6/03:* Director, Xsign, Inc. (electronic payment systems). *Until 5/03:* Co-Chair, The Charles Schwab Corporation. *Until 5/02:* Director, Vodafone AirTouch PLC (telecom). *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 7/01:* Director, The Charles Schwab Trust Company. *Until 1/99:* Director, Schwab Retirement Plan Services, Inc., Mayer & Schweitzer, Inc. (securities brokerage subsidiary of The Charles Schwab Corp.), Performance Technologies, Inc. (technology), TrustMark, Inc.

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Individuals Who Are Interested Trustees but Not Officers of the Trust		
Name and Birthdate	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Dawn G. Lepore[1] 3/21/54	Trustee:2003 (all trusts)	Vice Chair, EVP, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc.
Jeffrey M. Lyons[1] 2/22/55	Trustee: 2002 (all trusts).	EVP, Asset Management Products and Services, Charles Schwab & Co., Inc. *Until 9/01:* EVP, Mutual Funds, Charles Schwab & Co., Inc.

Individuals Who Are Officers of the Trust but Not Trustees		
Name and Birthdate	**Trust Office(s) Held**	**Main Occupations and Other Directorships and Affiliations**
Randall W. Merk 7/25/54	President, CEO (all trusts).	President, CEO, Charles Schwab Investment Management, Inc; EVP, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds PLC, Charles Schwab Asset Management (Ireland) Ltd. *Until 9/02:* President, CIO, American Century Investment Management; Director, American Century Cos., Inc. *Until 6/01:* CIO, Fixed Income, American Century Cos., Inc. *Until 1997:* SVP, Director, Fixed Income and Quantitative Equity Portfolio Management, Twentieth Century Investors, Inc.
Tai-Chin Tung 3/7/51	Treasurer, Principal Financial Officer (all trusts).	SVP, CFO, Charles Schwab Investment Management, Inc.; VP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.

[1] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Individuals Who Are Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, Director, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Co-CEO, Aphton Corp. (bio-pharmaceuticals). Director, Non-Executive Chairman, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Networks (telecommunications); Public Governor, Member, executive committee, Pacific Stock & Options Exchange. Director, Digital Microwave Corp. (network equipment). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Director, Pennzoil-Quaker State Co. (oil and gas), Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products); Member, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investments).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments).

charles SCHWAB

Money Market

Schwab Money Market Portfolio

Money Market

For the year ended December 31, 2003

Inception Date: May 3, 1994

Management's Discussion for the year ended December 31, 2003



Karen Wiggan, a vice president of the investment adviser and senior portfolio manager, has been responsible for day-to-day management of the portfolio since 1999. She joined the firm in 1987 and has worked in fixed-income portfolio management since 1991.

The Investment Environment and the Portfolio

During 2003, the U.S. economy began to gather strength, especially during the second half of the year. In the months before the war in Iraq (which began in March 2003), the economy remained in a holding pattern, as businesses and investors adopted a wait-and-see stance. Once the combat phase drew to an end, America began to pay more attention to the economy, which by year-end appeared to be recovering.

Seeking additional protection against the risk of deflation, the Federal Reserve (the Fed) cut short-term interest rates by 0.25% in June. This brought the Fed funds target rate to a 45-year low of 1.00%. Short-term interest rates began plummeting in May in anticipation of the Fed's rate cut but quickly began a modest recovery and ended the year somewhat above their mid-year lows. Nevertheless, money fund yields remained close to historically low levels.

Falling interest rates pushed money fund yields to new lows (see next page for fund yield information). Within this challenging interest rate environment, we sought to take what measures we could to gain incrementally higher yields for the portfolio.

For example, we were able to take advantage of modest fluctuations in yields of one-year securities. These fluctuations appeared to be driven by shifts in the market's outlook on the economic recovery. The portfolio bought longer-term money market securities when they offered an attractive yield compared to their shorter maturity counterparts.

During the period, the securities of Freddie Mac came under pressure as news of potential earnings restatements arose. Our analysis indicated that the creditworthiness of these securities was not in doubt. As a result, we continued purchasing these securities at yields comparable to CDs and commercial paper.

As of the end of the report period, neither deflation nor inflation appeared to be immediate risks. In our view, the main questions facing the market were: how strong is the economy, when might inflation return, and when might the Fed increase short-term rates?

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Performance and Portfolio Facts as of 12/31/03

Seven-Day Yields[1]	

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate, and that past performance is not an indication of future results.

Seven-Day Yield	0.64%
Seven-Day Effective Yield	0.64%

Statistics	

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

Weighted Average Maturity	39 days
Credit Quality of Holdings % of portfolio	100% Tier 1

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.

Portfolio holdings may have changed since the report date.

[1] Portfolio yields do not reflect the additional fees and expenses imposed by the insurance company under the variable insurance product contract. If those contract fees and expenses were included, the yields would be less than those shown. Please refer to the variable insurance product prospectus for a complete listing of these expenses.

Schwab Money Market Portfolio

Financial Statements

Financial Highlights

	1/1/03– 12/31/03	1/1/02– 12/31/02	1/1/01– 12/31/01	1/1/00– 12/31/00	1/1/99– 12/31/99
Per-share data ($)					
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00
Income from investment operations:					
Net investment income	0.01	0.01	0.04	0.06	0.05
Less distributions:					
Dividends from net investment income	(0.01)	(0.01)	(0.04)	(0.06)	(0.05)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.74	1.32	3.72	5.95	4.69
Ratios/supplemental data (%)					
Ratios to average net assets:					
Net operating expenses	0.44	0.48	0.49	0.49[1]	0.50
Gross operating expenses	0.44	0.48	0.50	0.51	0.60
Net investment income	0.75	1.31	3.55	5.81	4.62
Net assets, end of period ($ x 1,000,000)	141	215	204	160	120

[1] The ratio of net operating expenses would have been 0.48% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of December 31, 2003

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except for U.S. government agency coupon notes and U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
92.8%	U.S. Government Securities	130,796	130,796
5.5%	Other Investments	7,722	7,722
98.3%	Total Investments	138,518	138,518
1.7%	Other Assets and Liabilities		2,393
100.0%	Total Net Assets		140,911

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
U.S. Government Securities 92.8% of Net Assets		
Discount Notes 87.4%		
Fannie Mae		
1.07%, 01/07/04	2,000	2,000
1.04%, 01/21/04	5,000	4,997
1.08%, 01/21/04	3,000	2,998
1.05%, 01/30/04	2,254	2,252
1.04%, 02/02/04	3,000	2,997
1.08%, 02/19/04	1,000	999
1.09%, 03/05/04	1,420	1,417
1.20%, 03/05/04	5,000	4,989
1.29%, 04/02/04	2,450	2,442
1.12%, 04/20/04	2,000	1,993
1.14%, 04/30/04	1,930	1,923

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Federal Farm Credit Bank		
0.96%, 01/09/04	3,000	2,999
1.06%, 01/16/04	1,028	1,028
1.00%, 01/30/04	1,000	999
0.97%, 02/18/04	5,000	4,994
1.08%, 03/01/04	5,000	4,991
1.10%, 03/02/04	1,000	998
Federal Home Loan Bank		
1.05%, 01/02/04	5,000	5,000
1.05%, 01/05/04	3,000	3,000
1.05%, 01/09/04	5,066	5,065
1.05%, 01/16/04	1,100	1,100
1.08%, 01/16/04	1,100	1,100
1.05%, 01/23/04	4,000	3,997
1.06%, 02/18/04	2,500	2,496
1.08%, 03/01/04	1,000	998
1.10%, 03/12/04	1,500	1,497
1.11%, 03/17/04	3,793	3,784
1.10%, 04/12/04	3,000	2,991
Freddie Mac		
1.08%, 01/08/04	3,500	3,499
1.09%, 01/15/04	1,701	1,700
1.07%, 01/21/04	2,200	2,199
1.05%, 01/22/04	1,350	1,349
1.08%, 01/22/04	4,000	3,997
1.09%, 01/22/04	4,000	3,997
1.07%, 01/29/04	6,213	6,208
1.08%, 01/29/04	3,058	3,055
1.08%, 01/30/04	1,454	1,453
1.09%, 02/05/04	1,377	1,376
1.08%, 02/18/04	1,500	1,498
1.10%, 03/10/04	1,500	1,497
1.12%, 03/10/04	1,368	1,365
1.30%, 03/25/04	2,000	1,994
Sallie Mae		
0.98%, 01/06/04	10,000	9,999
Tennessee Valley Authority		
0.90%, 01/08/04	2,000	2,000
		123,230
Coupon Notes 5.4%		
Fannie Mae		
5.13%, 02/13/04	5,000	5,023
Federal Home Loan Bank		
3.63%, 10/15/04	2,500	2,543
		7,566

Security	Maturity Amount ($ x 1,000)	Value ($ x 1,000)

Other Investments 5.5% of Net Assets

Repurchase Agreements 5.5%

Credit Suisse First Boston L.L.C.
Tri-Party Repurchase Agreement
Collateralized by U.S. Treasury
Securities with a value of $8,109
0.87%, issued 12/31/03,

due 01/02/04	7,722	**7,722**

End of investments. For totals, please see the first
page of holdings for this fund.

Statement of
Assets and Liabilities

As of December 31, 2003. All numbers x 1,000 except NAV.

Assets

Investments, at value	$138,518
Receivables:	
Interest	117
Fund shares sold	2,408
Prepaid expenses	+ 1
Total assets	**141,044**

Liabilities

Payables:	
Fund shares redeemed	83
Investment advisory and administration fees	1
Accrued expenses	+ 49
Total liabilities	**133**

Net Assets

Total assets	141,044
Total liabilities	− 133
Net assets	**$140,911**

Net Assets by Source

Capital received from investors	140,926
Net realized capital losses	(15)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$140,911		140,958		$1.00

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $138,518.

Federal Tax Data

Cost basis of portfolio	$138,518

Unused capital losses:

Expires 12/31 of:	Loss amount:
2005	$1
2006	3
2007	9
2008	+ 2
	$15

Statement of
Operations

For January 1, 2003 through December 31, 2003. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Interest	**$2,143**

Expenses

Investment adviser and administrator fees		685
Trustees' fees		31
Custodian and portfolio accounting fees		24
Professional fees		36
Registration fees		1
Shareholder reports		4
Other expenses	+	8
Total expenses		**789**

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

For the fund's independent trustees only.

Increase in Net Assets from Operations

Total investment income		2,143
Total expenses	–	789
Net investment income		**1,354**
Increase in net assets from operations		**$1,354**

The investment adviser (CSIM) guarantees to limit the annual operating expenses of this fund through April 30, 2004 to 0.50% of average daily net assets. This limit does not include interest, taxes and certain non-routine expenses.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	1/1/03–12/31/03	1/1/02–12/31/02
Net investment income	$1,354	$2,607
Increase in net assets from operations	**1,354**	**2,607**

Distributions Paid

Dividends from net investment income	**1,354**	**2,607**

Transactions in Fund Shares

Shares sold	260,198	709,801
Shares reinvested	1,354	2,607
Shares redeemed	+ (335,840)	(701,105)
Net transactions in fund shares	**(74,288)**	**11,303**

Net Assets

Beginning of period	215,199	203,896
Total increase or decrease	+ (74,288)	11,303
End of period	**$140,911**	**$215,199**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions are:

Current year
Ordinary income	$1,354
Long-term capital gains	$–

Prior year
Ordinary income	$2,607
Long-term capital gains	$–

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Financial Notes

Business Structure of the Fund

The fund discussed in this report is a series of Schwab Annuity Portfolios, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

The fund offers one share class. Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

The fund is intended as an investment vehicle for variable annuity contracts and variable life insurance policies to be offered by separate accounts of participating life insurance companies and for pension and retirement plans qualified under the Internal Revenue Code of 1986, as amended.

Fund Operations

Most of the fund's investments are described in sections earlier in this report. However, there are certain other investments and policies that may affect the fund's financials. The most significant of these are described below. Other policies concerning the fund's business operations also are described here.

The fund declares dividends every day it is open for business. These dividends, which are equal to the fund's net investment income for that day, are paid out to shareholders once a month. The fund may make distributions from any net realized capital gains once a year.

The fund may buy securities on a delayed-delivery basis. In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The fund may enter into repurchase agreements. In a repurchase agreement, the fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The

The Trust and Its Funds

This list shows all of the funds included in Schwab Annuity Portfolios. The fund discussed in this report is highlighted.

Schwab Annuity Portfolios
Organized January 21, 1994

Schwab Money Market Portfolio
Schwab MarketTrack Growth Portfolio II
Schwab S&P 500 Portfolio

date, price and other conditions are all specified when the agreement is created. Any repurchase agreement with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

The fund's repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the fund's custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The fund pays fees to affiliates of the investment adviser for various services. Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent, shareholder services and transaction services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

The fund may engage in certain transactions involving affiliates. The fund may make direct transactions with certain other SchwabFunds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the SchwabFunds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds®.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trust to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trusts have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

The fund intends to meet federal income tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and net realized capital gains (if any) to its respective shareholders each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax.

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

The fund values its securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If the fund bought a debt instrument at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to the fund are charged directly to the fund. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average dailty net assets.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of Independent Auditors

To the Board of Trustees and Shareholders of:

Schwab Money Market Portfolio

In our opinion, the accompanying statement of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab Money Market Portfolio (one of the portfolios constituting Schwab Annuity Portfolios, hereafter referred to as the "Fund") at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and the financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Francisco, CA

February 6, 2004

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds (of which there were 49 as of 12/31/03) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust		
Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, Director, The Charles Schwab Corp.; CEO, Director, Schwab Holdings, Inc.; Chair, Director, Charles Schwab & Co., Inc.; Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings, Inc. I, Schwab International Holdings, Inc.; Director, U.S. Trust Corp., United States Trust Co. of New York, The Gap, Inc. (clothing retailer), Siebel Systems (software); Trustee, Stanford University. *Until 6/03:* Director, Xsign, Inc. (electronic payment systems). *Until 5/03:* Co-Chair, The Charles Schwab Corporation. *Until 5/02:* Director, Vodafone AirTouch PLC (telecom). *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 7/01:* Director, The Charles Schwab Trust Company. *Until 1/99:* Director, Schwab Retirement Plan Services, Inc., Mayer & Schweitzer, Inc. (securities brokerage subsidiary of The Charles Schwab Corp.), Performance Technologies, Inc. (technology), TrustMark, Inc.

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Individuals Who Are Interested Trustees but Not Officers of the Trust		
Name and Birthdate	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Dawn G. Lepore[1] 3/21/54	Trustee:2003 (all trusts)	Vice Chair, EVP, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc.
Jeffrey M. Lyons[1] 2/22/55	Trustee: 2002 (all trusts).	EVP, Asset Management Products and Services, Charles Schwab & Co., Inc. *Until 9/01:* EVP, Mutual Funds, Charles Schwab & Co., Inc.

Individuals Who Are Officers of the Trust but Not Trustees		
Name and Birthdate	**Trust Office(s) Held**	**Main Occupations and Other Directorships and Affiliations**
Randall W. Merk 7/25/54	President, CEO (all trusts).	President, CEO, Charles Schwab Investment Management, Inc; EVP, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds PLC, Charles Schwab Asset Management (Ireland) Ltd. *Until 9/02:* President, CIO, American Century Investment Management; Director, American Century Cos., Inc. *Until 6/01:* CIO, Fixed Income, American Century Cos., Inc. *Until 1997:* SVP, Director, Fixed Income and Quantitative Equity Portfolio Management, Twentieth Century Investors, Inc.
Tai-Chin Tung 3/7/51	Treasurer, Principal Financial Officer (all trusts).	SVP, CFO, Charles Schwab Investment Management, Inc.; VP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.

[1] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Individuals Who Are Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, Director, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Co-CEO, Aphton Corp. (bio-pharmaceuticals). Director, Non-Executive Chairman, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Networks (telecommunications); Public Governor, Member, executive committee, Pacific Stock & Options Exchange. Director, Digital Microwave Corp. (network equipment). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Director, Pennzoil-Quaker State Co. (oil and gas), Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products); Member, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investments).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments).